UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 2)*

GSE Systems, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

36191X100
(CUSIP Number)

June 30, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Value Strategies Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

01

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

01

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

01

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%1

12.	TYPE OF REPORTING PERSON

OO

1 See Item 2(a)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

305,682

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

305,682

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,682

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.71%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the common stock (the “Common Stock”) of GSE Systems, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of June 30, 2014 and amends and supplements the Schedule 13G filed on January 14, 2013, as previously amended(the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1(a).      NAME OF ISSUER:

GSE Systems, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1332 Londontown Blvd., Suite 200
Sykesville, Maryland 21784

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

● Bridgehampton Value Strategies Fund (the “Value Strategies Fund”).

● Bridgehampton Monument Fund LLC (the “Monument Fund”).

● Bridgehampton Capital Management LLC (“BCM”).

● Kenneth E. Lee (“Mr. Lee”).

● Charles D. Morgan (“Mr. Morgan”).

Effective June 30, 2014, all shares of Common Stock held by the Value Strategies Fund, the Monument Fund and a separate account for Mr. Morgan (the “Separately Managed Account”) were transferred to Tocqueville Asset Management, L.P. ("TAM"). Following the transfer, the Value Strategies Fund was reorganized as the Tocqueville Alternative Strategies Fund which is a part of the Tocqueville Trust.  The Monument Fund was renamed as Tocqueville Monument Fund LLC.  TAM is the investment advisor of the Tocqueville Alternative Strategies Fund, Tocqueville Monument Fund LLC and the Separately Managed Account.  BCM no longer has any assets under management. Accordingly, TAM has filed a separate Schedule 13G reporting the Common Stock held by Tocqueville Monument Fund LLC, the Tocqueville Alternative Strategies Fund and the Separately Managed Account.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

As explained in Item 2(a), the Value Strategies Fund was reorganized as the Tocqueville Alternative Strategies Fund and the Monument Fund was renamed the Tocqueville Monument Fund LLC.  The business address of these entities is 40 W. 57th Street, 19th Floor, New York, NY 10019.

The business address BCM is 2316 Main Street, Unit G, Box 1521, Bridgehampton, NY 11932

The business address of Mr. Lee is 40 W. 57th Street, 19th Floor, New York, NY 10019.

The business address of Mr. Morgan is 1111 Main Street, Ste 206, Conway, AR 72032.

ITEM 2(c).      CITIZENSHIP:

Each of Mr. Lee and Mr. Morgan is a citizen of the United States.

BCM is a limited liability company formed under the laws of the State of New York.

The Monument Fund is a limited liability company formed under the laws of the State of Delaware.

The Value Strategies Fund was part of a series of shares of beneficial interest of the Investment Managers Series Trust, an open-end management investment company organized as a Delaware statutory trust.  As explained in Item 2(a), the Value Strategies Fund was reorganized as the Tocqueville Alternative Strategies Fund.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.01 par value per share.

ITEM 2(e).      CUSIP NUMBER:

36191X100

ITEM 4.         OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)       Amount beneficially owned:

(i) As explained in Item 2(a), each of the Value Strategies Fund, the Monument Fund, BCM and Mr. Lee no longer beneficially own any shares of Common Stock.

(ii) Mr. Morgan may be deemed to be the beneficial owner of the  305,682 shares of Common Stock held in the Separately Managed Account.

    (b)       Percent of Class:

Mr. Morgan’s individual beneficial ownership of  305,682 shares of Common Stock represents 1.71% of all of the outstanding shares of Common Stock.

     (c)      Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote.

See Cover Pages, Item 5.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

See Cover Pages, Item 6.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

See Cover Pages, Item 7.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

See Cover Pages, Item 8.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.       CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  July 11, 2014

BRIDGEHAMPTON VALUE STRATEGIES FUND

By:  /s/ Kenneth E. Lee
             Kenneth E. Lee, Authorized Signatory

BRIDGEHAMPTON MONUMENT FUND LLC

By:  /s/ Kenneth E. Lee
             Kenneth E. Lee, Authorized Signatory

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:  /s/ Kenneth E. Lee
             Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
     Kenneth E. Lee

/s/ Charles D. Morgan
     Charles D. Morgan